



FORM C-AR
(Annual Report)
As of December 31, 2022

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Name of Issuer	Grubb & Nadler, Inc.
DBA	Flora Grubb Gardens
Form of Entity	Corporation
Jurisdiction of Incorporation / Organization	California
Date of Organization	January 15, 2003
Physical Address of Issuer	1634 Jerrold Ave San Francisco, CA 94124
Website of Issuer	https://www.floragrubb.com/
Intermediary Name	SMBX, LLC
Intermediary CIK	0001707214
Intermediary SEC File Number	007-00129
Intermediary CRD Number	290186

1. **Current number of employees: 80**

2. **Financial Summary of Issuer:**

   Fiscal year-end is December 31

Financial Overview	FY21	FY22
Total Assets	$6,107,562	$6,411,574
Cash and Cash Equivalents	$104,681	$74,479
Accounts Receivable	$133,310	$17,913
Short-Term Debt	$3,632,101	$7,099,444
Long-Term Debt	$205,988	$619,000
Revenue	$8,245,024	$9,643,383

Cost of Goods Sold	$2,985,929	$3,251,092
Taxes	$0	$0
Net Income	-$81,394	-$1,042,113

ANNUAL REPORT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. **Name of Issuer: Grubb & Nadler, Inc.**

   COMPANY ELIGIBILITY

   NOTE: If any of the following statements is not true, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

2. ☒ **Check this box to certify that all of the following statements are true for the issuer:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   ☐ Yes
   ☒ No

   If yes, please explain: N/A

   DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. List all positions and offices with the issuer held and the period of time in which the director served in the position or office:**

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Saul Lehigh Nadler	2003 - Present	CEO/CFO	Grubb & Nadler, Inc.	2003 - Present	CEO/CFO	Garden Center
Flora Laine Grubb	2003 - Present	Creative Director	Grubb & Nadler, Inc.	2003 - Present	Creative Director	Wholesale & retail nursery

OFFICERS OF THE COMPANY

NOTE: The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Name of Officer	Title / Position	Dates of Service	Responsibilities
Saul Lehigh Nadler	CEO/CFO	2003 - Present	CEO/CFO
Flora Laine Grubb	Creative Director	2003 - Present	Creative Director

5. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer. List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:**

N/A

PRINCIPAL SECURITY HOLDERS

NOTE: The following information must be provided as of a date that is no more than 120 days prior to the date of filing of this annual statement.

6. **Provide the name of ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	% of Voting Power as of 12/31/21
Saul Lehigh Nadler	50%
Flora Laine Grubb	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Grubb & Nadler, Inc. (NAICS 444220) is a vertically integrated wholesale and retail nursery that recently purchased a second location in Marina Del Rey. Grubb & Nadler, Inc. (dba Flora Grubb Gardens) specializes in plants keyed to California's climate, with their retail stores also selling garden pottery, furniture, and books. Their wholesale operation in northern San Diego County supplies not only their retail locations, but also designers, landscapers, and retailers all over California and the West, from Texas and Arizona to Oregon and Washington. Grubb & Nadler, Inc. purchased the Marina Del Rey Garden Center in March of 2022 and will be rebranding as Flora Grubb Gardens following site improvements, staff training and marketing.

OWNERSHIP AND CAPITAL STRUCTURE

DESCRIPTION OF ISSUER'S SECURITIES

1. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Securities Reserved for Issuance upon Exercise or Conversion	Voting Rights
SMBX Bonds	$500,000	$492,300	N/A	No

Describe any other rights, if applicable: N/A

2. **Describe the material terms of any indebtedness of the issuer:**

Creditor	Issue Date	Original Amount	Interest Rate	Maturity Date	Current with Payments
Mercedes Benz Financial	8/3/20	$65,300.06	5.90%	7/17/26	Yes
US Bank	6/15/20	$33,125.50		6/15/25	Yes
US Bank	3/15/21	$29,779.80		3/15/26	Yes
US Bank	7/22/21	$40,680.54		7/22/26	Yes
Wells Fargo Bank	11/18/18	$60,262.30		11/18/22	Yes
Toyota Financial	2/1/18	$91,173.83	5%	2/2/23	Yes
SBA - EIDL	6/18/20	$149,900.00		6/18/50	Yes
American Ag Credit	9/1/15	$700,000.00	7%		Yes
American Ag Credit	11/1/21	$150,000.00	7.25%	11/1/24	Yes
Live Oak	3/18/22	$2,348,000.00	5.50%	3/16/32	Yes
SMBX Bondholders	11/2022	$500,000	7.5%	11/2029	Yes
Kubota Credit Corp USA	6/1/21	$32,763.31	0.00%	6/1/25	Yes
Kubota Credit Corp USA	7/16/21	$50,475.40	0.00%	7/16/25	Yes
Kubota Credit Corp USA	3/26/19	$16,858.80	0.00%	3/26/23	Yes
Kubota Credit Corp USA	2/25/20	$15,827.18	0.00%	2/25/25	Yes
Kubota Credit Corp USA	2/25/20	$17,544.47	0.00%	2/25/25	Yes

Kubota Credit Corp USA	5/28/19	$15,180.40	0.00%	6/3/26	Yes
Kubota Credit Corp USA	7/27/18	$21,386.57	0.00%	7/27/23	Yes
Kubota Credit Corp USA	4/25/22	$20,698.54	0.00%	4/25/25	Yes

FINANCIAL CONDITION OF THE ISSUER

1. **Does the issuer have an operating history?**

   ☒ Yes
   ☐ No

2. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   NOTE: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

   For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

   For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

   These instructions refer to the issuer and its predecessors, if any.

   <u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

   You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this annual statement. Some of the information contained in this discussion and analysis, including information regarding the plans for our expansion involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to our ability to service our debt.

   <u>Overview</u>

   The Company's fiscal year-end is December 31.

   Grubb & Nadler, Inc. began operations in April 2003. For FY22, the Company generated $9,643,383 in revenue and -$1,042,113 of net income. During FY21 the Company generated $8,245,024 in revenue and -$81,394 of net income. These financial results are historical and not representative of what investors should expect in the future.

   <u>Historical Results of Operations</u>

   - Revenues and gross margin. During FY21 and FY22, the Company generated revenues of $8,245,024 and $9,643,383, respectively, while gross margins were 64% and 66%, respectively. This change reflected the addition of the MDR location which drove improvement in revenue.
   - Net income. For FY21 and FY22, the business generated earnings of -$81,394 and -$1,042,113, respectively, as the addition of the MDR location improved overall revenue, but was outpaced by a deterioration in operating expenses.
   - Assets. Total assets changed from $6,107,562 at year-end FY21 to $6,411,574 at year-end FY22.
   - Debt. Total debt was $3,838,089 at year-end FY21 and $7,718,444 at year-end FY22.

Liquidity & Capital Resources

Of the Company's total assets of $6,411,574 at FY22, cash of $74,479 and accounts receivable of $17,913 were reported.

FINANCIAL INFORMATION

Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix, Financial Statements

NOTE: Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

A principal executive officer certifying financial statements must provide the following certification:

I, Saul Lehigh Nadler, certify that:

1.   The financial statements of Grubb & Nadler, Inc. included in this Form are true and complete in all material respects;

and

2. The tax return information of Grubb & Nadler, Inc. included in this Form reflects accurately the information reported on the tax return for Grubb & Nadler, Inc. filed for the most recent fiscal year ended December 31.

DocuSigned by:

Saul Nadler

E07DA98DA2364CE...

[Signature]

CEO/CFO
[Title]

4/28/2023
_____
[Date]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

STAKEHOLDER ELIGIBILITY

If you would have answered "Yes" to any of the following questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1.   **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

A. In connection with the purchase or sale of any security?

☐ Yes
☒ No

B. Involving the making of any false filing with the Commission?

☐ Yes
☒ No

C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

A. In connection with the purchase or sale of any security?

☐ Yes
☒ No

B. Involving the making of any false filing with the Commission?

☐ Yes
☒ No

C. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

A. At the time of the filing of this offering statement bars the person from:

i. Association with an entity regulated by such commission, authority, agency or officer?

☐ Yes
☒ No

ii. Engaging in the business of securities, insurance or banking?

☐ Yes
☒ No

iii.   Engaging in savings association or credit union activities?

☐ Yes
☒ No

B.   Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

4.   **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

A.   Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

☐ Yes
☒ No

B.   Places limitations on the activities, functions or operations of such person?

☐ Yes
☒ No

C.   Bars such person from being associated with any entity or from participating in the offering of any penny stock?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

5.   **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

A.   Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes
☒ No

B.   Section 5 of the Securities Act?

☐ Yes
☒ No

If yes to any of the above, please explain: N/A

6.   **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

☐ Yes

S M B

☒ No

If yes to any of the above, please explain: N/A

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

   ☐ Yes
   ☒ No

   If yes to any of the above, please explain: N/A

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

   ☐ Yes
   ☒ No

   If yes to any of the above, please explain: N/A

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the intermediary's website under the offering's Issuer Financial Information section at:

https://thesmbx.com

The issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Financial Statements